 =======================================================================================================================================

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:      7 July 2004

NATIONAL GRID TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc
s/David C. Forward
By:_________________________
Name: David C. Forward
Title: Assistant Secretary

Date: July 7, 2004

ANNEX 1 - Summary

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

for the month of June 2004.

National Grid Transco plc
1-3 Strand
London
WC2N 5EH
United Kingdom

DATE            DETAILS

Recent Announcements to The London Stock Exchange:

25.6.04           Media Speculation on Potential Acquisition of Crown Castle's UK Towers Business

17.6.04           ESOT Operation

15.6.04           ESOT Operation

15.6.04           ESOP Operation

14.6.04           Capital Group's interest at 9.97%

10.6.04           ESOP Operation

9.6.04           Directors Interests - Performance Share Plan operation

7.6.04           Directors Interests - Share Incentive Plan - monthly update

4.6.04           Quest Operation

3.6.04           ESOT Operation

3.6.04           ESOP Operation

Note:           twofurther 'same day' SEC filings on Form 6-K were made in June 2004:

           - 16 June 2004, as the NGT Annual Report and 2004 AGM Notice were issued; and

           - 28 June 2004, NGT Announcing the Acquisition of Crown Castle UK.

ANNEX 2 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements to the London Stock Exchange

for the month of June 2004.

National Grid Transco plc ('NGT')
1-3 Strand
London
WC2N 5EH
United Kingdom

3 June 2004
National Grid Transco plc (NGT)

------------------------------------------------------------------------------
National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification of Directors' Interests, Pursuant to Section 324(2)
of the Companies Act 1985)
------------------------------------------------------------------------------

NGT yesterday received a further notification from the ESOP Trustee; that certain Executive Directors of NGT (E Astle, S Holliday, R
Sergel, R Urwin and N Winser) ceased to be technically interested in a total of 43,718 NGT Ordinary shares, by virtue of the Trustee having transferred the shares to participants on 28th May 2004.

(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

3 June 2004
National Grid Transco plc (NGT)

------------------------------------------------------------------------------
Interests Notified by the Trustee of the
Lattice Group Employee Share Ownership Trust

(Notification of Directors' Technical Interests,
Pursuant to Section 324(2) of the Companies Act 1985)
------------------------------------------------------------------------------

NGT today received a notification from Lattice Group Trustees Limited, as Trustee of the Lattice Group Employee Share Ownership Trust
(the 'Trust'), operated in conjunction with the Lattice Group Short Term Incentive Scheme (the 'Scheme'). Following the purchase of
100,000 NGT shares, on 1 June 2004, at a market price of 435.028p per share, Steve Lucas, together with other employees formerly with
Lattice Group, have a technical interest in the new balance of 117,647 NGT shares held in the Trust.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held in this Trust, together with all participating employees. The interest ceases when shares are transferred to participants under the rules of the Scheme.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

National Grid Transco plc (NGT)
4 June 2004

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
-------------------------------------------------------------------------------------------

Today, each of the following NGT Executive Directors: E M Astle, S J Holliday, N P Winser and R J Urwin, technically ceased to be interested in 3,062 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in
NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

National Grid Transco plc (NGT)
7 June 2004

NGT SHARE INCENTIVE PLAN (the "SIP")
(Notification of Directors' Interests, pursuant to Section 324(2)
of the Companies Act 1985)
-----------------------------------------------------------------------------------

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NGT ordinary shares by regular monthly contributions. The current monthly purchase of 76,826 NGT ordinary shares under the scheme has been confirmed by the Trustee, the shares having been purchased in the market today, at a price of 429.58 pence per share.

The undermentioned executive directors of NGT, together with some 3,800 employees, are potential beneficiaries and are therefore deemed to be interested in those ordinary shares.

The following Directors of NGT participated:

Director                          Shares purchased in SIP     Resulting total interest
Steven Holliday                             29                          512,296
Roger Urwin                                 29                        1,176,978

9th June 2004
National Grid Transco plc ('National Grid Transco')
Notification of Changes in Directors' Interests

__________________________________________________________
Performance Share Plan
__________________________________________________________

On 8 June 2004, the following Directors were granted an award of shares under the National Grid Transco Performance Share Plan, calculated by reference to a share price of 424.875p. The extent to which awards will vest will depend upon the company's Total
Shareholder Return ranking in the comparator group measured over 3 years from 1 July 2004 and, subject to that performance, the shares will be transferred to participants net of deductions on 8 June 2008.

                   Director                Number of shares
1.       Mr E M Astle                                 110,326
2.       Mr S J Holliday                              117,681
3.       Mr S C B Lucas                               116,210
4.       Dr R J Urwin                                 198,587
5.       Mr N P Winser                                 98,558

The total share interests of the above Directors, following these changes, are:

                   Director                  Number of shares
1.       Mr E M Astle                                 816,421
2.       Mr S J Holliday                              629,977
3.       Mr S C B Lucas                               536,773
4.       Dr R J Urwin                               1,375,565
5.       Mr N P Winser                                387,276

10 June 2004
National Grid Transco plc (NGT)

-------------------------------------------------------------------------------------
National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification of Directors' Interests, Pursuant to Section 324(2)
of the Companies Act 1985)
-------------------------------------------------------------------------------------

NGT yesterday received a further notification from the ESOP Trustee; that certain Executive Directors of NGT (E Astle, S Holliday, R
Sergel, R Urwin and N Winser) ceased to be technically interested in a total of 8,279 NGT Ordinary shares, by virtue of the Trustee having transferred the shares to a participant on 9th June 2004.

(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

Monday 14 June 2004
National Grid Transco plc (NGT)

Notification of Interest in NGT Ordinary Shares,
Pursuant to Section 198 of The Companies Act 1985
-----------------------------------------------------------------------------

NGT last Friday received a further notification from The Capital Group Companies, Inc., that its notifiable interest was 9.97%
(308,024,616 shares) at 9 June 2004; having previously notified a 10.0% interest (310,343,026 shares) at 25 March 2004.

15 June 2004
National Grid Transco plc (NGT)

------------------------------------------------------------------------------
National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification of Directors' Interests, Pursuant to Section 324(2)
of the Companies Act 1985)
------------------------------------------------------------------------------

NGT yesterday received a further notification from the ESOP Trustee; that certain Executive Directors of NGT (E Astle, S Holliday, R
Sergel, R Urwin and N Winser) ceased to be technically interested in a total of 6,134 NGT Ordinary shares, by virtue of the Trustee having transferred the shares to a participant on 10th June 2004.

(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

15 June 2004
National Grid Transco plc (NGT)

------------------------------------------------------------------------------
Interests Notified by the Trustee of the
Lattice Group Employee Share Ownership Trust

(Notification of Directors' Technical Interests,
Pursuant to Section 324(2) of the Companies Act 1985)
------------------------------------------------------------------------------

NGT today received a notification from Lattice Group Trustees Limited, as Trustee of the Lattice Group Employee Share Ownership Trust
(the 'Trust'), operated in conjunction with the Lattice Group Short Term Incentive Scheme (the 'Scheme'). Following the transfer to participants of 25,561 NGT shares today, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the new balance of 92,086 NGT shares held in the Trust.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held in this Trust, together with all participating employees. The interest ceases when shares are transferred to participants under the rules of the Scheme.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

17 June 2004
National Grid Transco plc (NGT)

------------------------------------------------------------------------------
Interests Notified by the Trustee of the
Lattice Group Employee Share Ownership Trust

(Notification of Directors' Technical Interests,
Pursuant to Section 324(2) of the Companies Act 1985)
------------------------------------------------------------------------------

NGT yesterday received a notification from Lattice Group Trustees Limited, as Trustee of the Lattice Group Employee Share Ownership
Trust (the 'Trust'), operated in conjunction with the Lattice Group Short Term Incentive Scheme (the 'Scheme'). Following the
purchase of a further 138,000 NGT shares, on 16 June 2004, at a market price of 428.0407p per share, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the new balance of 230,086 NGT shares held in the Trust.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held in this Trust, together with all participating employees. The interest ceases when shares are transferred to participants under the rules of the Scheme.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

                                                       National Grid Transco plc

For Immediate Release                                25 June 2004

                            Media Speculation on Potential Acquisition of Crown Castle's UK Towers Business

National Grid Transco ("NGT") notes recent speculation regarding a potential acquisition of the UK operations of Crown Castle
International Corp ("Crown Castle").

NGT confirms that it has entered into discussions with Crown Castle.

Further announcements will be made as appropriate.

                                                            CONTACT DETAILS

National Grid Transco:

Investors
Marcy Reed                            +44 (0)20 7004 3170                 +44 (0)7768 490807(m)
Alexandra Morton                      +44 (0)20 7004 3368                 +44 (0)7768 554879(m)
Terry McCormick                       +44 (0)20 7004 3171                 +44 (0)7768 045139(m)
Louise Clamp                          +44 (0)20 7004 3172                 +44 (0)7768 555641(m)

Media
Clive Hawkins                         +44 (0)20 7004 3147                 +44 (0) 7836 357173(m)

Citigate Dewe Rogerson                +44 (0)20 7638 9571
Anthony Carlisle                      +44 (0)7973 611888(m)